 NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES
PRELIMINARY RESULTS

Acheson, Alberta, June 5, 2007 - North American Energy Partners Inc. (“NAEPI” or “the company”) (TSX, NYSE: NOA) will announce financial results on June 18, 2007 for the twelve-month period ended March 31, 2007 which are expected to be lower than consensus earnings estimates provided by analysts.

The company’s full fiscal 2007 results are expected to show growth of 28 per cent in both revenues and Consolidated EBITDA (as defined in the company's senior secured credit facility) over the 2006 fiscal year. While these are record results for the company, earnings have been negatively impacted by losses incurred on two pipeline contracts and additional costs incurred on a mining and site preparation contract.

On a preliminary basis, the company achieved record fourth-quarter revenues of $205 million leading to record full-year revenues of $630 million. However, a fourth-quarter pre-tax loss of approximately $10 million in the Pipeline segment and increased costs of approximately $5 million on a mining and site preparation job impacted full-year results which are now estimated at $90 million of Consolidated EBITDA and $22 million of net income or $0.90 per share.

The losses on the two fixed-price pipeline contracts were due to unfavorable weather and ground conditions.  The mining and site preparation contract was impacted when a significant amount of ground water was encountered. The inflow of water delayed construction and resulted in additional costs to complete the contract. Despite these costs, the contract remained profitable for the company.

“We have revised our strategy in the Pipeline division to primarily focus on cost-reimbursable contracts and we will only undertake fixed-price work on rare occasions when we perceive the risk to be very low,” said Rod Ruston, President and CEO of NAEPI.  “The new $170 million contract for the construction of Kinder Morgan’s TMX pipeline will not be a fixed-price contract.”

Accounting guidelines require that management consider changes in cost estimates caused by changed working conditions that have occurred up to the date of the release of the financial statements and reflect the impact of these changes in the financial statements. Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with the client or specific criteria for the recognition of claims revenues are met. The company is in the process of requesting change orders from its clients to recover all or a portion of the aforementioned additional costs but did not meet the criteria to recognize this revenue for the year ended March 31, 2007.

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No further comment on the company’s earnings will be made until the release of its results for the period ended March 31, 2007 on June 18, 2007.

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of mining and site preparation, piling and pipeline installation services in western Canada.  For more than 50 years, NAEPI has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands.  The company maintains one of the largest independently owned equipment fleets in the region.

The release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, “project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws, and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than as required by applicable law, to update or revise those statements.

The company has included Consolidated EBITDA figures in this press release.  Consolidated EBITDA is not a measure of performance under Canadian GAAP or U.S. GAAP and our computations of this measure may vary from others in our industry. This measure should not be considered as an alternative to net income as a measure of operating performance or cash flow as a measure of liquidity.  The company generally includes a reconciliation of Consolidated EBITDA to net income in its management’s discussion and analysis.  This measure has important limitations as an analytical tool, and an investor should not consider it in isolation, or as a substitute for analysis of our results as reported under Canadian GAAP or U.S. GAAP.  EBITDA is calculated as net income (loss) before interest expense, income taxes, depreciation and amortization. Consolidated EBITDA is defined as EBITDA, excluding the effects of foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, loss or gain on disposal of plant and equipment and other cash item.  Management reviews Consolidated EBITDA to determine whether capital assets are being allocated efficiently. In addition, our revolving credit facility contains financial covenants based on a definition of Consolidated EBITDA.

 NEWS RELEASE

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

For further information, please contact	Kevin Rowand Investor Relations, Manager North American Energy Partners Inc. Phone: (780) 960-4531 Fax:(780) 960-7103 Email: krowand@nacg.ca